05035993

STATES
HANGE COMMISSION
, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45406

SEC MAIL RECEIVED PROCESSING FEB 25 2005 WASHINGTON D.C. 202 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nicholas-Applegate Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 West Broadway, 30th Floor
(No. and Street)

San Diego	CA	92101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. William Maher 619/687-2950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Avenue	Los Angeles	CA	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles William Maher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nicholas-Applegate Securities LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CARMINE D. POWELL-JONES
Commission # 1317645
Notary Public - California
San Diego County
My Comm. Expires Aug 22, 2005

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NICHOLAS APPLEGATE SECURITIES LLC

Table of Contents

	Page
Independent Auditors' Report	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Managing Member
Nicholas Applegate Securities LLC:

We have audited the accompanying statement of financial condition of Nicholas Applegate Securities LLC (the Company) as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Nicholas Applegate Securities LLC as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 17, 2005

NICHOLAS APPLEGATE SECURITIES LLC

Statement of Financial Condition

December 31, 2004

Assets		
Cash and cash equivalents	$	2,114,096
Shareholder service fees receivable		85,619
Prepaid expenses		41,000
Due from affiliate		1,779
Total assets	$	2,242,494
Liabilities and Member's Capital		
Accrued personnel expenses	$	128,163
Due to affiliate		27,122
Total liabilities		155,285
Member's capital		2,087,209
Total liabilities and member's capital	$	2,242,494

See accompanying notes to statement of financial condition.

(1) Organization

Nicholas Applegate Securities LLC (the Company), a single member limited liability company, is registered as a broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company's purpose is to serve as the distributor and provide shareholder services to the Nicholas Applegate Institutional Funds (the Trust), an affiliated mutual fund registered under the Investment Company Act of 1940. The Trust currently offers up to six classes of shares to investors: Class I through V which are designated for institutional investors and Class R which is designated for retirement plans. Nicholas Applegate Capital Management (NACM), an affiliate of the Company, is a registered investment advisor and provides advisory services to the Trust.

The Company and NACM are both wholly owned subsidiaries of Nicholas Applegate Holdings LLC (Holdings), which is wholly owned by Allianz Global Investors US Equities LLC (US Equities), formerly Allianz Dresdner Asset Management US Equities LLC, which in turn is wholly owned by Allianz Global Investors of America L.P. (AllianzGI LP), formerly Allianz Dresdner Asset Management of America LP. Allianz AG owns a majority interest in AllianzGI LP and is a global insurance company engaging in property and casualty protection, life and health insurance, banking, and asset management.

The Company does not carry security accounts for customers and does not perform custodial functions relating to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit with a financial institution. The account balance periodically exceeds the Federal Deposit Insurance Corporation's (FDIC) insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage. Management of the Company believes that this risk is not significant.

(b) Distribution and Servicing Fees

Pursuant to the distribution and shareholder servicing agreements with the Trust, the Company has the right to receive distribution fees of 0.25% on the average daily net assets of Class R shares of the Funds and shareholder servicing fees of up to 0.25% on the average daily net assets of all share classes of the Funds, which comprise the Trust. Distribution and shareholder servicing fees are recognized as the services are performed.

(c) Income Taxes

The Company, as a limited liability company, is not subject to federal and state income tax. Ultimately, Holdings is required to include the Company's income or loss on its tax returns.

(d) Fair Value of Financial Instruments

The carrying value of the Company's financial instruments approximates fair value. The carrying value of cash and cash equivalents, prepaid expense, shareholder service fees receivable, due from affiliate, accrued personnel expenses and accounts payable, and accrued expenses approximates fair value due to their short maturity.

(e) *Use of Estimates*

The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that could affect the reported amounts and disclosures in the financial statement. Actual results could differ from those estimates.

(3) Related Party Transactions

NACM provides personnel, office space, and certain other support services to the Company. The officers of the Company are also employed by NACM.

NACM pays and allocates all direct operating expenses to the Company. Shared expenses for employees who work at NACM and the Company, such as payroll, profit sharing, and employee benefits, were paid by NACM and allocated to the Company based on the percentage that each shared employee was utilized by the Company. Overhead paid by NACM, such as rent, depreciation, and insurance, was allocated to the Company in the proportion that the Company's full-time employees bear to all full-time employees of the Company and NACM combined. The Company did not reimburse NACM for $931,552 of these allocated expenses, and consequently, these amounts have been treated as a capital contribution by Holdings. The Company has a payable of $27,122 to affiliates at December 31, 2004 that includes $14,577 for expenses paid by AllianzGI LP and $12,545 for allocated expenses due to NACM.

The employees of the Company are enrolled in the AllianzGI LP 401(k) Savings and Retirement Plan.

The Company, at its discretion, may pay state registration fees and other expenses on behalf of the Trust and is reimbursed as funds become available. As of December 31, 2004, there was $1,779 in outstanding reimbursements receivable from the Trust.

(4) Pending Litigation

The Company is subject to various pending and threatened legal actions which arise in the normal course of business. In the opinion of management, the disposition of claims currently pending and threatened will not have a material adverse effect on the Company's financial position or results of operations.

(5) Net Capital

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2004, the Company had net capital of $2,044,430, which was $2,034,078 in excess of its required net capital of $10,352. The Company's net capital ratio was 0.08-to-1.